Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the calculation of Ratios of Earnings to Fixed Charges:

	DCP Midstream Partners, LP Year Ended December 31,
	2012 (a)	2011 (a)	2010 (a)	2009 (a)	2008 (a)
	(Millions)
Earnings from continuing operations before fixed charges:
Pretax income (loss) from continuing operations before earnings from unconsolidated affiliates	$173	$141	$80	$(15)	$232
Fixed charges	50	36	30	30	34
Amortization of capitalized interest	—	—	—	—	—
Distributed earnings from unconsolidated affiliates	24	23	23	18	18
Less:
Capitalized interest	(7)	(2)	—	(1)	—

Earnings from continuing operations before fixed charges	$240	$198	$133	$32	$284

Fixed charges:
Interest expense, net of capitalized interest	$39	$33	$29	$28	$33
Capitalized interest	7	2	—	1	—
Estimate of interest within rental expense	1	—	1	1	1
Amortization of deferred loan costs	3	1	—	—	—

Total fixed charges	$50	$36	$30	$30	$34

Ratio of earnings to fixed charges	4.80	5.50	4.43	1.07	8.35

(a)	The financial information includes the results of our 80% interest in the Eagle Ford system, a transfer of net assets between entities under common control that was accounted for as if the transfer occurred at the beginning of the period, and prior years are retrospectively adjusted to furnish comparative information similar to the pooling method.

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as pretax income or loss from continuing operations before earnings from unconsolidated affiliates, plus fixed charges, plus distributed earnings from unconsolidated affiliates, less capitalized interest. Fixed charges consist of interest expensed, capitalized interest, amortization of deferred loan costs, and an estimate of the interest within rental expense